UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   May 20, 2005                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         May 20, 2005

3.       PRESS RELEASE

         The  press   release   was  released  on  May 20, 2005  through various
         approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman
         Phone: (604) 685-9316

9.       DATE OF REPORT

         May 20, 2005.



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                               HALO RESOURCES LTD.

                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 484-00688 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 20, 2005


                HALO CLOSES ACQUISITION OF THE OPTION TO ACQUIRE
              A 50% INTEREST IN THE BACHELOR LAKE PROPERTY-QUEBEC

VANCOUVER, BRITISH COLUMBIA, May 20, 2005 - Marc Cernovitch, President & CEO of Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the closing of the previously-announced acquisition of the option to acquire an undivided ownership interest of 50% in and to the Bachelor Lake Property in Quebec, Canada from Wolfden Resources Inc. (TSX: WLF) ("Wolfden"). Metanor Resources Inc. (TSX.V: MTO) currently holds an undivided ownership interest of 100% in and to the Bachelor Lake Property.

The Company paid $650,000 in acquisition costs and $1,293,123 as reimbursement for exploration expenditures, for a total of $1,943,123 and issued 2,100,000 common shares to Wolfden as consideration for the assignment to the Company of all of Wolfden's right, title and interest in and to an Option Agreement dated April 24, 2003 between Wolfden and GeoNova Explorations Inc. and the Bachelor Lake Property.

The Bachelor Lake Property is located in the Le Sueur Township, Desmaraisville sector of Quebec and has excellent exploration potential.

ADDITIONAL INFORMATION

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at www.sedar.com.

HALO RESOURCES LTD.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an ongoing drill program of up to 20,000 meters; BACHELOR LAKE, which is a gold exploration project with an ongoing 12,000 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for the near future. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
PRESIDENT & CEO
                                      -30-

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FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.


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